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                                                                    EXHIBIT 16.1




Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

June 27, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions and representations from the engagement partner and manager on the audit of the financial statements of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust for the most recent year. Those individuals are no longer with Arthur Andersen LLP.

We have read the first two (2) paragraphs of Item 4 included in the Form 8-K dated June 27, 2002, of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,


/s/ Arthur Andersen LLP



Copy to:
Mr. Thomas S. Hilton
Senior Vice President and
     Chief Financial Officer
D & K Healthcare Resources, Inc.